Exhibit (a)(1)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Notes. The Offer is made solely by the Offer to Repurchase, dated December 21, 2012, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making or acceptance of offers to sell Notes would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Repurchase for Cash
by
ULTRAPETROL (BAHAMAS) LIMITED
of
ANY AND ALL OF ITS OUTSTANDING
7.25% CONVERTIBLE SENIOR NOTES DUE 2017
CUSIP NO. 90400X AD6 and CUSIP NO. P94398 AC1

Ultrapetrol (Bahamas) Limited, a company organized and registered as an International Business Company in the Commonwealth of the Bahamas (the "Company," "we," "us" and "our"), is offering to purchase for cash all of its outstanding 7.25% Convertible Senior Notes due 2017 (the "Notes"), upon the terms and subject to the conditions set forth in the Offer to Repurchase, dated December 21, 2012, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer").

Pursuant to the terms and conditions of the Indenture (the "Indenture"), dated as of December 23, 2010, between the Company and Manufacturers and Traders Trust Company, as trustee (the "Trustee"), relating to the Notes, each holder of the Notes has the right (the "Repurchase Right") to require the Company to repurchase all or part of such holder's Notes not yet converted upon the occurrence of a Fundamental Change (as defined in the Indenture).

On December 12, 2012, pursuant to an investment agreement with Sparrow Capital Investments, Ltd. ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV, we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share.  As a result of the successful completion of the transaction with Sparrow, a Fundamental Change (as defined in the Indenture) occurred on December 12, 2012 (the "Fundamental Change Effective Date"), and each holder of the Notes has the Repurchase Right described above.

The Repurchase Right will expire at 5:00 p.m., New York City time, on January 22, 2013 (the "Expiration Date"). Notes tendered for purchase may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on January 22, 2013 (the "Withdrawal Date"). Holders of Notes who validly tender their Notes on or prior to 5:00 p.m. New York City time, on the Expiration Date will receive 100% of the aggregate principal amount of Notes validly tendered and not validly withdrawn, plus accrued and unpaid interest to, but not including the Repurchase Date (as defined herein) (collectively, the "Repurchase Price"). We estimate that the Repurchase Price will be approximately $1,001.41 per $1,000 principal amount of Notes. Payment of the Repurchase Price for Notes validly tendered and not validly withdrawn shall be made on January 23, 2013 (the "Repurchase Date").

In addition, the occurrence of a Fundamental Change also gives rise to an adjustment of the Conversion Rate (as defined in the Indenture) under Section 10.07 of the Indenture, which adjustment would be effective beginning on the date of the Fundamental Change and ending on January 22, 2013.  However, pursuant to Section 10.07(e), in no event will the Conversion Rate for the Notes be increased as a result of Section 10.07 of the Indenture to exceed 163.1321 shares of common stock of the Company, par value $0.01 per share ("Common Stock"), per $1,000 principal amount of Notes, subject to adjustment under Section 10.05 of the Indenture.  Because the Conversion Rate currently already is equal to 163.1321 shares of Common Stock per $1,000 principal amount of Notes, no further adjustment to the Conversion Rate will be made as a result of the Fundamental Change.

Holders who validly tender all or part of their Notes pursuant to the Repurchase Right may not surrender such Notes for conversion pursuant to the Indenture unless they validly withdraw their Notes on or prior to 5:00 p.m., New York City time, on the Withdrawal Date. Pursuant to the Indenture, Holders may surrender all or part of their Notes for conversion by delivering a Conversion Notice (as defined in the Indenture) to the Conversion Agent (as defined herein). Any Notes converted into Common Stock shall be converted at a rate of 163.1321 shares of Common Stock per $1,000 principal amount of Notes, as adjusted pursuant to Section 10.05 of the Indenture. Holders who validly tender and do not validly withdraw their Notes pursuant to the Repurchase Right will no longer have conversion rights, unless we fail to purchase and pay for such Notes tendered pursuant to the Repurchase Right.

The Trustee has informed us that, as of the date hereof, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company ("DTC") accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

To tender your Notes for purchase pursuant to the Repurchase Right, you must tender the Notes through the transmittal procedures of DTC on or after the date hereof, but no later than 5:00 p.m., New York City time, on the Expiration Date.

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If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact that nominee if you decide to tender your Notes and instruct that nominee to tender the Notes on your behalf through the transmittal procedures of DTC.

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If you are a DTC participant, you should tender your Notes electronically through DTC's Automated Tender Offer Program, subject to the terms and procedures of that system, or pursuant to the instructions set forth in the Letter of Transmittal.

You bear the risk of untimely submission of your Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Expiration Date. By tendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Repurchase Right set forth in the Offer to Repurchase.

To withdraw previously tendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on the Withdrawal Date.

You bear the risk of untimely withdrawal of previously tendered Notes. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Withdrawal Date.

Unless we default in making payment of the Repurchase Price on any Notes validly tendered for purchase and not validly withdrawn, interest on those Notes will cease to accrue as of the close of business on the Repurchase Date.

U.S. federal income tax considerations relating to a tender of Notes are described in the Offer to Repurchase and holders of Notes are strongly encouraged to read the Offer to Repurchase for information regarding the United States federal income tax consequences of participating in the Offer and should consult their own tax advisors.

We have appointed the Trustee as paying agent (the "Paying Agent"), tender agent (the "Tender Agent") and conversion agent (the "Conversion Agent") in connection with the Repurchase Right.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Repurchase and is incorporated herein by reference.

You should review the Offer to Purchase carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to tender your Notes for purchase and, if so, the amount of Notes to tender. None of the Company, its Board of Directors, its employees, the Trustee, the Tender Agent, the Paying Agent or the Conversion Agent are making any representation or recommendation to any holder as to whether or not to tender that holder's Notes.

The Offer to Repurchase and the related Letter of Transmittal contain important information that should be read carefully before making any decision with respect to the Offer. The Company is mailing promptly the Offer to Repurchase and the related Letter of Transmittal to record holders of Notes whose names appear on the Company's register and will furnish the Offer to Repurchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the register or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Notes.

Questions and requests for assistance in connection with the Offer, and requests for additional copies of the Offer to Repurchase and the Letter of Transmittal or any document incorporated herein by reference, may be directed to Manufacturers and Traders Trust Company, which is acting as Paying Agent, Tender Agent and Conversion Agent in connection with the Offer.

The Paying Agent, Tender Agent and Conversion Agent is:

MANUFACTURERS AND TRADERS TRUST COMPANY
By Hand or Overnight Delivery:	By Facsimile for Eligible Institutions:	By Registered or Certified Mail:
(410) 244-3725

Manufacturers and Traders Trust Company 25 South Charles Street, 11th Floor Baltimore, MD 21201 Attention: Ultrapetrol Corporate Trust Administrator	To Confirm By Telephone or For Information: (410) 949-3268	Manufacturers and Traders Trust Company 25 South Charles Street, 11th Floor Baltimore, MD 21201 Attention: Ultrapetrol Corporate Trust Administrator